**SILVER LEAF PARTNERS, LLC**
**Statement of Financial Condition**
**December 31, 2019**
With Report of Independent Registered Public
Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8 - 65902

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING     01/01/2019     AND ENDING     12/31/2019
                                                                    MM/DD/YYYY                          MM/DD/YYYY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SILVER LEAF PARTNERS, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue, Floor 17
(No. and Street)

| NEW YORK | NY | 10166 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

| SAULE SUNDETOVA | (212) 751-4422 |
| | (Area Code -- Telephone No.) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name -- *if individual, state last, first, middle name*)

| 9221 Corbin Ave., Suite 165 | Northridge | CA | 91324 |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



## OATH OR AFFIRMATION

I, FYZUL KHAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SILVER LEAF PARTNERS, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified In Queens County
Commission Expires July 9, 2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SILVER LEAF PARTNERS, LLC
## Contents

**Page(s)**

**Report of Independent Registered Public Accounting Firm** ................................................................1

Statement of Financial Condition .........................................................................................2

Notes to Statement of Financial Condition...............................................................................3–5



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Silver Leaf Partners, LLC:

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Silver Leaf Partners, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Alvarez & Associates, Inc.*

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 26, 2020

*Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle*

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

# Silver Leaf Partners, LLC
## Statement of Financial Condition
## As of December 31, 2019

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 291,549 |
| Receivable from clearing broker | $ | 9,298 |
| Accounts receivable, net | $ | 163,594 |
| Property and equipment, net | $ | - |
| Prepaid and other assets | $ | 65,652 |
| TOTAL ASSETS | $ | 530,093 |

### LIABILITIES & MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 80,353 |
| TOTAL LIABILITIES | | 80,353 |
| MEMBER'S EQUITY | | 449,740 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 530,093 |

The accompanying notes are an integral part of this statement of financial condition.

# Silver Leaf Partners, LLC
## Notes to the Statement of Financial Condition
## As of December 31, 2019

1.    **Organization**

Silver Leaf Partners, LLC (the "Company"), a New York Limited Liability Company, is a registered broker- dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA),and the Securities Investor Protection Corporation (SIPC). The Company clears its securities transactions on a fully disclosed basis with a clearing broker. The Company's effective date of organization was January 15, 2003. The effective date of the Company's registration as a broker-dealer was September 23, 2003. The Company has no liabilities subordinated to claims of creditors during the year ended December 31, 2019.

2.    **Summary of Significant Accounting Policies**

**Accounting Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Concentrations of Credit Risk**
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. Account monitoring procedures are utilized to minimize the risk of loss from accounts receivable. The Company generally does not require collateral or other security from its customers.

**Accounts Receivable**
Accounts receivable is stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on the Company's historical losses, current economic conditions, and the financial stability of its customers. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company generally does not charge interest. As of December 31, 2019 the Company has not established an allowance for doubtful accounts as they believe all receivables are collectable for the period.

**Revenue Recognition**
Commission revenue and commission expense are recorded on a trade date basis as securities transactions occur. The Company receives third party marketing revenue primarily from raising capital on behalf of hedge funds, private equity, and other alternative funds. The Company records third party marketing revenue when earned and reasonably estimable, net of the amount owed to the third party marketer.

The Company's principal source of revenue is derived from third party marketing revenue from raising capital on behalf of hedge funds, private equity, and other alternative funds. The Company believes that its performance obligation is satisfied at the point in time when capital is placed with the hedge funds, private equity and other alternative funds.   The Company records third party marketing revenue at the point in time when the services for the transactions are completed under the terms of each assignment or engagement.

**Guaranteed Payments to Member**

Guaranteed payments to the member that are intended as compensation for services rendered are accounted for as company expenses rather than as allocations of membership net income. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the company, but rather, as part of the allocation of net income.

**Income Taxes**

The Company is organized as a limited liability company and is a disregarded entity for income tax purposes. No provision has been made for federal and state income taxes since these taxes are the personal responsibility of the owner. However, New York City imposes an unincorporated business tax ("UBT") on unincorporated businesses operating in New York City.

3.  **Accounts Receivable**

The details of Third party marketing accounts receivable is as follows:

| Accounts Receivable | | |
|---|---|---|
| Accounts receivable | $ | 994,445 |
| Commission payable | | (879,611) |
| | $ | 114,834 |

4.  **Property and Equipment**

Property and equipment consist of the following at December 31, 2019:

| | | |
|---|---|---|
| Computer equipment | $ | 19,613 |
| Furniture | | 23,696 |
| | | 43,309 |
| Less accumulated depreciation | | 43,309 |
| | $ | - |

5.  **Accounting Pronouncements**

Effective January 1, 2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The company is a lessee in a short-term noncancelable operating lease for office space not subject to ASC 842, as disclosed in Note 2. The adoption of ASC 842 did not have a significant effect on the Company's financial statements for the year ended December 31, 2019.

6.      **Commitments and Contingencies**

The Company has a clearing agreement with its clearing broker, Interactive Brokers, LLC (the *"Clearing Broker").* The agreement provides that certain minimum capital balances must be maintained while the Company's customer accounts are being introduced to and cleared by the Clearing Broker on a fully disclosed basis. In connection with this agreement, the Company is contingently liable to the Clearing Broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to these risks.

The Company is subject to dispute actions from time to time in the ordinary course of business, including FINRA proceeding regarding supervisory actions. Although the amount of any liability with respect to such actions cannot be determined, in the opinion of management, such liabilities will not have a material adverse effect on the Company's financial condition or results of operations.

The Company terminated its lease for the office space in New York under a two year lease agreement which were to expire June 2020 before the year end 2019. The lease required the Company to pay their proportionate share of utilities, real estate taxes, and other common area maintenance charges. Effective December 20, 2019 the company entered into a service office agreement which does not constitute the office lease.

There are no future minimum rental payments under this lease agreement. The Company also has a security deposit of $28,699 relating to the terminated lease and the service office agreement.

7.      **Regulatory Requirements**

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $220,494 and net capital requirements of $70,664 resulting in excess net capital of $149,830. At December 31, 2019, the ratio of aggregate indebtedness to net capital was 4.81 to 1.

8.      **Subsequent Events**

The company had evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the company has determined that there were no events or transactions which took place that would have a material impact on its financial statement.